CHS INC. BYLAWS

Article III, Section 3(b)

(b) The nomination and election of directors of this cooperative shall be by Region. Effective with the Annual Meeting in 2010, the territory served by this cooperative shall be divided into the following Regions, with the Board of Directors composed of the following number of directors from each Region:

Region Number 1 — which shall include the State of Minnesota, and shall be represented by four (4) persons who must be residents of Region Number 1;

Region Number 2 — which shall include the States of Montana and Wyoming, and shall be represented by one (1) person who must be a resident of Region Number 2;

Region Number 3 — which shall include the State of North Dakota, and shall be represented by three (3) persons who must be residents of Region Number 3;

Region Number 4 — which shall include the State of South Dakota, and shall be represented by two (2) persons who must be residents of Region Number 4;

Region Number 5 — which shall include the States of Wisconsin, Connecticut, Delaware, Illinois, Indiana, Kentucky, Ohio, Maine, Maryland, Massachusetts, Michigan, New Hampshire, New Jersey, New York, Pennsylvania, Rhode Island, Vermont, Virginia and West Virginia, and shall be represented by two (2) persons who must be residents of Region Number 5;

Region Number 6 — which shall include the States of Alaska, Arizona, California, Hawaii, Idaho, Nevada, Oregon, Washington and Utah, and shall be represented by one (1) person who must be a resident of Region Number 6;

Region Number 7 — which shall include the States of Iowa, Alabama, Arkansas, Florida, Georgia, Louisiana, Mississippi, Missouri, North Carolina, South Carolina and Tennessee, and shall be represented by one (1) person who must be a resident of Region Number 7; and

Region Number 8 — which shall include the States of Colorado, Nebraska, Kansas, New Mexico, Oklahoma and Texas, and shall be represented by three (3) persons who must be residents of Region Number 8.